EXHIBIT 21

JOHNSON CONTROLS, INC.

The following is a list of significant subsidiaries of the Company, as defined by Section 1.02(w) of Regulation S-X, as of October 31, 2013.

Name	Jurisdiction Where Subsidiary is Incorporated

York International Corporation	Delaware
Johnson Controls Battery Group, Inc.	Wisconsin
Hoover Universal, Inc.	Michigan